InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 19 May, 2006

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,



Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.621
BTW / TVA BE 417.497.106


06013968



InBev
InBev nv/sa

Press Release

Brussels, May 19, 2006 – 1/1

InBev USA sells Rolling Rock® brands to Anheuser Busch

Today InBev USA , *a subsidiary* of InBev (Euronext: INB) and Anheuser-Busch (NYSE: BUD) jointly announced the sale of the Rolling Rock® family of brands. The purchase price was $82 *million dollars* (USD) for the U.S. and worldwide rights to Rolling Rock® and Rock Green Light®.

Anheuser-Busch acquires the Rolling Rock® brands and recipes with this transaction and will now start to work with the existing Rolling Rock® wholesaler network and Anheuser-Busch wholesalers to define plans for the future. Anheuser-Busch will begin brewing Rolling Rock® and Rock Green Light® in August using the brands' same time-honored recipes, maintaining Rolling Rock's craftsmanship and heritage that its fans expect and appreciate. Internationally, Rolling Rock® will continue to be sold in the United Kingdom and Ireland.

The decision to sell the Rolling Rock® brands was based on InBev's strategic approach to the U.S. market, which is to focus on the high-growth import brands *in our portfolio*. InBev's sales and marketing efforts are aimed at maximizing the potential of our leading imported beers, including Stella Artois®, Bass Pale Ale®, Beck's®, *Brahma®* and Labatt Blue®, and on our strength as the U.S. leader in imported draught beer.

InBev plans to sell its brewery in Latrobe, Penn., separately to focus its U.S. business on imported beers. It *is in discussions* with potential buyers to determine the best available option for the brewery and its employees.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, *and today it is the leading* global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, *Leffe® and Skol®* - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Gwendoline Ornigg
Corporate External Communications Director
Tel: +32 16 27 65 72
Fax: +32-16-50-65-72
gwendoline.ornigg@inbev.com

Philip Ludwig
VP Investor Relations
Tel: +32 16 27 62 43
Fax: +32-16-50-62-43
philip.ludwig@inbev.com